FILED BY: MID ATLANTIC MEDICAL SERVICES, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

                            SUBJECT COMPANY: MID ATLANTIC MEDICAL SERVICES, INC.
                                                     COMMISSION FILE NO. 1-13340

The Agreement and Plan of Merger relating to MAMSI's merger with UnitedHealth Group Incorporated is on file with the Securities and Exchange Commission as an exhibit to MAMSI's Current Report on Form 8-K dated October 27, 2003, and is incorporated by reference into this filing.
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[MAMSI LOGO]
YOUR LIFE. OUR MISSION                          NEWS
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FOR IMMEDIATE RELEASE                           FOR MORE INFORMATION:
OCTOBER 27, 2003                                BETH SAMMIS  301-838-5638


            MAMSI ANNOUNCES AGREEMENT TO MERGE WITH UNITEDHEALTHCARE

Rockville, Maryland (October 27, 2003) - Mid Atlantic Medical Services, Inc. (MAMSI) (NYSE: MME) today announced it has reached a definitive agreement to merge with UnitedHealth Group (NYSE: UNH). UnitedHealth Group is a diversified health services company providing products and services to more than 50 million Americans.

"Over the past five years we have set about systematically improving every aspect of our Company," said MAMSI Chairman Mark D. Groban, MD. "This merger continues that theme, as we will now bring the combined assets, resources and capabilities of MAMSI, UnitedHealthcare and UnitedHealth Group to our customers and physician partners. UnitedHealth Group's massive investments in technology, focused on clinical and transactional processes that make the health system work better for people, and their market leadership in diverse areas ranging from senior health care to strong specialty products and services, such as their Maryland-based dental and vision businesses, Dental Benefit Providers and Spectera, will expand the value propositions available to our current and future customers. On a combined basis, we will also become a compelling health benefits solution for large self-insured employers, including Fortune 500 companies headquartered or having employees located within the mid Atlantic region."

"UnitedHealthcare will merge its local operations with our business, making MAMSI the regional center for the mid Atlantic service area. Our people are excited and committed to helping take our Company to the next level."

Separately, MAMSI said that it estimates earnings for the third quarter of 2003 were in the range of $1.08 to $1.10 per share, significantly ahead of current analysts' estimates. The Company now anticipates its full year 2003 earnings per

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share will be in the range of $4.00 to $4.08 per share, and that it expects to grow its earnings per share by at least 15 percent on this earnings base in 2004. MAMSI will report the details of its third quarter results and update its future outlook on its previously scheduled reporting date of November 5, 2003, after market closing.

"Our consistent approach of matching customer-friendly products with strong service commitments to consumers and physicians, coupled with disciplined operational execution and pricing, is continuing to produce strong and consistent financial results," concluded Dr. Groban. "We expect this trend to continue with this new merged operation."

CONFERENCE CALL
Dr. Groban and other members of senior management from both companies will further discuss the strategic and financial aspects of this combination in a public conference call this morning. Details are as follows:

Time:                   8:45 a.m. Eastern Standard Time
Domestic Dial-in:       800-515-2563
International Dial-in:  706-679-5262
Pass Code:              None

To listen to the call on the web, please log on to www.mamsi.com and click on the Investor Relations button. A replay will be available beginning at 12:00 pm on October 27 for 48 hours. The replay can be accessed by dialing 800-642-1687 (domestic) or 706-645-9291 (international), using pass code 3675746.

ABOUT THE COMPANIES
Mid Atlantic Medical Services (MAMSI) is a regional holding company whose subsidiaries include: three health maintenance organizations, MD-Individual Practice Association, Inc. (M.D. IPA), Optimum Choice, Inc. (OCI) and Optimum Choice of the Carolinas, Inc. (OCCI); a preferred provider organization, Alliance PPO, LLC; a life and health insurance company, MAMSI Life and Health Insurance Company (MLH); a coordination of benefits company, Alliance Recovery Services, LLC (ARS); and home care companies such as HomeCall, Inc., FirstCall, Inc., and HomeCall Pharmaceutical Services, Inc. For more information about the Company, visit its Web site, www.mamsi.com.

UnitedHealth Group (www.unitedhealthgroup.com) is a diversified enterprise that provides a full spectrum of resources and services to help people achieve improved health and well-being through all stages of life. UnitedHealth Group is organized into six major businesses: UnitedHealthcare, Uniprise, AmeriChoice, Ovations, Specialized Care Services and Ingenix.

IMPORTANT MERGER INFORMATION
In connection with the proposed transactions, UnitedHealth Group and MAMSI intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of MAMSI common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by UnitedHealth Group and MAMSI with the SEC) at the SEC's website, www.sec.gov, and MAMSI stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from MAMSI. Such documents are not currently available.

MAMSI and its directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of MAMSI common stock in connection with the proposed transactions. Information about the directors and executive officers of MAMSI and their ownership of MAMSI common stock is set forth in the proxy statement for MAMSI's 2003 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2003. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


     NOTE 1: Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: All forward-looking information contained in this release is based on management's current knowledge of factors, all with inherent risks and uncertainties, affecting MAMSI's business. MAMSI's actual results may differ materially if these assumptions prove invalid. Significant risk factors, while not all-inclusive, are: the possibility of increasing price competition in the Company's service area; the effect of a weak economy on the Company; the effect on the Company due to the acts of terrorism and the threat of future attacks; the possibility that the Company is not able to increase its market share at the anticipated premium rates; the possibility of increased litigation, legislation or regulation (such as the numerous class action lawsuits that have been filed against managed care companies and the pending initiatives to increase health care regulation) that might have the potential for increased costs, and/or increased regulation of rates which might have the potential to decrease revenue; the inability to predict and control medical expenses due to increased utilization by the Company's membership, increased practitioner and pharmaceutical costs, federal or state mandates that increase benefits or limit the Company's oversight ability, the ultimate accuracy of the Company's estimate of the liability for incurred but not reported claims, the potential for disputes under its risk-sharing arrangements, and the Company's ability to maintain and renew these arrangements; and the possibility that the Company is not able to negotiate new or renewal contracts with appropriate physicians, other health care practitioners, hospitals and facilities.

     The list of significant risk factors is not intended to be exhaustive. There may be other risk factors that would preclude the Company from realizing the predictions made in the forward-looking statements. While the Company may periodically update this discussion of risk factors, the Company does not undertake to update any forward-looking statement that may be made by or on behalf of the Company prior to its next required filing with the Securities and Exchange Commission.